Exhibit 99.1

First High-School Education Group Announces Receipt of NYSE Non-Compliance Letter Regarding
Total Market Capitalization and Stockholders’ Equity

Beijing, China, April 5, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced that it has received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) dated March 29, 2022, notifying the Company that (i) it is below compliance standards due to the Company’s total market capitalization and stockholders’ equity, (ii) the due date for the Company to submit a business plan that demonstrates compliance is June 27, 2022 and (iii) the applicable cure period for the Company to regain compliance expires on September 29, 2023.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of March 29, 2022, the Company’s 30 trading-day average market capitalization was approximately US$47.4 million and its last reported stockholders’ equity as of June 30, 2021 was approximately US$23.6 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE.

To address this issue, the Company intends to comply with the applicable procedures and is still considering its options to regain compliance.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)